SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.           Type of the security or securities.

                  Commercial paper issued during the quarter.


Item 2.           Issue, renewal or guaranty.

                  Not applicable.


Item 3.           Principal amount of each security.

                  Commercial Paper - Various amounts ranging from $2,000,000 to $50,000,000. Outstanding at September 30, 1999 - $89,000,000.


Item 4.           Rate of interest per annum of each security.

                  Commercial Paper - Rates ranging from 4.95% to 5.39%.

Item 5.           Date of issue, renewal or guaranty of each security.

                  Commercial Paper - Various dates within the quarter ended September 30, 1999.



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Item 6.           If renewal of security, give date of original issue.

                  Not applicable.


Item 7.           Date of maturity of each security.

                  Commercial Paper - Various dates until October 14, 1999.


Item 8. Name of the person to whom each security was issued, renewed or guaranteed.
                  -------------------------------------------------------------

                  First Boston, Merrill Lynch, Goldman Sachs and Bank of
                  America.


Item 9.           Collateral given with each security, if any.

                  Not applicable.


Item 10.          Consideration received for each security.

                  Not applicable.


Item 11.          Application of proceeds of each security.

                  Not applicable.


Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                  a.  the provisions contained in the first sentence of
                      Section 6(b)

                  b.  the provisions contained in the fourth sentence of
                      Section 6(b)

                  c. the provisions contained in any rule of the Commission other than Rule U-48 ___

                  Not applicable.




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Item 13.          Not Applicable.


Item 14.          Not applicable.


Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

                  Not applicable.

                                             ALABAMA POWER COMPANY



                                             By:    /s/  Wayne Boston
                                                          Wayne Boston
                                                        Assistant Secretary
Date:  November 1, 1999